Exhibit 99.2

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

Autorite des marches financiers

New Brunswick Securities Commission
Nova Scotia Securities Commission

Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

November 22, 2018

Medicure Inc.

Notice of Change of Auditor dated November 21, 2018

Dear Sirs/Mesdames:

November 22, 2018

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Copy to: The Board of Directors, Medicure Inc.

A member firm of Ernst & Young Global Limited